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March 28, 2014

VIA EDGAR

Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”)
File Nos. 333-37115, 811-08399

Dear Mr. Cowan:

In a February 19, 2014 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 68 (“PEA 68”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 70 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on January 27, 2014. PEA 68 was filed to register Advisor Class shares of the PIMCO Foreign Bond Portfolio (U.S. Dollar-Hedged), Institutional Class shares of the PIMCO All Asset All Authority Portfolio and Class M shares of the PIMCO Unconstrained Bond Portfolio, each an existing series of the Registrant. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used below have the same meaning as given in PEA 68.

All Prospectuses

Comment 1: The Shareholder Fees section of each Portfolio’s fee table states “None.” Delete “None” or revise to state “N/A” to avoid potential investor confusion in light of the variable contract fees and expenses that may be charged in addition to the fees and expenses of the Portfolio.

Response: The sentence immediately preceding the Shareholder Fees section of the fee table states “[o]verall fees and expenses of investing in the Portfolio are higher than shown because the table does not reflect variable contract fees and expenses.” In light of this sentence, the Registrant believes the possibility for investor confusion is remote. Furthermore, the current

Mark Cowan March 28, 2014 Page 2

response of “None” is the most accurate description of the shareholder fees charged by the Portfolio. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

Comment 2: Certain Portfolios include fee table footnotes relating to the Portfolio’s interest expense. Such footnotes are neither permitted nor required by Form N-1A. Please delete.

Response: The Registrant’s response, set forth below, is the same as the response provided to similar comments to several of the Registrant’s prior post-effective amendments, including, most recently, a comment to Post-Effective Amendment No. 62.1

To the extent a Portfolio enters into certain investments, such as reverse repurchase agreements, the Portfolio incurs interest expense. Interest expense is required to be treated as an expense of the Portfolio for accounting purposes,2 but the amount of interest expense, if any, will vary from year to year with the Portfolio’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Portfolios have a “unified fee” structure wherein each Portfolio pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Portfolios. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Portfolios’ statutory prospectuses and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Portfolios, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses a Portfolio does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified

[1]

See Letter from Adam T. Teufel to Deborah D. Skeens, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 62, at comment 4 (May 6, 2013).

[2]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

Mark Cowan March 28, 2014 Page 3

fee, and thus reflected in the “Other Expenses” line item of the fee table, is a Portfolio’s interest expense. As interest expense may vary, causing a Portfolio to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).3 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).4 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of a Portfolio with other mutual funds. Without the current fee table footnotes describing the relevant Portfolios’ interest expense and its effect on such Portfolios’ expense ratios, the Registrant believes the Portfolios’ fee tables would not adequately facilitate an investor comparison of the Portfolios’ costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Portfolios have a unique unified fee structure as described above, what comprises “Other Expenses” for the Portfolios is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Portfolios’ total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Portfolios do not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for certain Portfolios, investors in the relevant Portfolios have reasonably come to expect that the total expense ratio of the relevant Portfolios is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where a Portfolio needs to disclose “Other Expenses,” investors may not understand that the Portfolio operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses

[3]

Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Inv. Co. Act Rel. No. 28584, at 31 (Jan. 13, 2009) (“Summary Prospectus Adopting Release”).

[4]	Id. at 16-17.

Mark Cowan March 28, 2014 Page 4

that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Portfolios’ unified fee structure unless the Portfolios include explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the [Portfolio] and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Portfolios’ interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in a Portfolio’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why a Portfolio’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

Comment 3: Certain Portfolios’ principal investment strategies describe the Portfolio’s average portfolio duration along with a brief definition of duration. Add an example of the effect of a 1% increase in interest rates on the Portfolio given its average portfolio duration, or note where such example is provided in the prospectus. Please also explain what is meant by a negative duration as described in this section for the Unconstrained Bond Portfolio.

Response: The Characteristics and Risks of Securities and Investment Techniques—Duration section of each prospectus contains an example explaining the effect of an increase in interest rates on the price of a Portfolio with a given average duration.5 A shorter stub explanation of

[5]

“By way of example, the price of a bond fund with an average duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point. Conversely, the price of a bond fund with an average duration of negative three years would be expected to rise approximately 3% if interest rates rose by one percentage point.”

Mark Cowan March 28, 2014 Page 5

duration is also provided within each Portfolio’s Principal Investment Strategies section.6 The brief description of duration within the Principal Investment Strategies section, which is part of the summary prospectus delivered to Portfolio investors, coupled with the more complete description in the statutory prospectus (which is incorporated by reference into the summary prospectus) provides, in the Registrant’s view, sufficient explanation of duration. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

When a Portfolio’s average portfolio duration is negative, the Portfolio’s sensitivity to interest rates is inverted. A negative duration can be employed for risk management purposes or as part of the Portfolio’s investment strategy and can be caused either by the use of particular classes of securities that benefit from rising interest rates (such as inverse floating rate securities) or derivative instruments. If the Portfolio’s average portfolio duration is negative, when interest rates go up, the Portfolio would generally be expected to appreciate in value. As noted in the prior paragraph, an example of the impact of a change in interest rates on a Portfolio with a negative duration is provided in the Characteristics and Risks of Securities and Investment Techniques—Duration section of each prospectus.

Comment 4: Since Short Sale Risk is a principal risk of investing in each Portfolio, confirm whether the expenses associated with short sales will be reflected in the Portfolio’s fee table.

Response: To the extent an operational Portfolio has (or a non-operational Portfolio is anticipated to) incur expenses relating to dividends paid on short sales, such Portfolio will reflect such actual (or estimated) expenses as part of its “Other Expenses” to the extent such expenses are in amounts that require fee table disclosure. A Portfolio may not incur such short sale expenses if the Portfolio obtains short exposure through derivative instruments that do not result in short sale expenses for the Portfolio. For example, when investing in short positions with respect to an index, the Portfolio may short futures on the index or specific index securities. The holder of a futures contract is not entitled to collect dividends. Rather, the price of the futures contract typically takes into account the future value of all dividends expected to be paid over the life of the contract. Accordingly, the Portfolio would not be liable for any dividends paid by the stocks comprising the index during the time the Portfolio is shorting a future on the index. Through this and other similar methods of short exposure, the Portfolios may not incur expenses related to the payment of dividends on short sales.

[6]

“Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.”

Mark Cowan March 28, 2014 Page 6

Comment 5: Certain Portfolios’ performance information section includes a description of the Portfolio’s broad-based securities market index. Such description is neither permitted nor required by Form N-1A. Please delete.

Response: General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the [Portfolio] and prospective investors.” The Registrant believes that a concise narrative description of the Portfolio’s broad-based securities market index is “effective communication” within the meaning of the General Instruction. As the Registrant is required to compare the Portfolio’s performance against the performance of a broad-based securities market index, the Registrant believes it is “effective communication” to concisely describe the index to investors, particularly since the index serves as a benchmark for the Portfolio’s performance. Moreover, the inclusion of the narrative description, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the Registrant believes the narrative description of the index provides helpful, clarifying information for investors. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

PIMCO Foreign Bond Portfolio (U.S. Dollar-Hedged) – Advisor Class shares prospectus

Comment 6: Since Equity Risk is a principal risk of investing in the Portfolio, describe the Portfolio’s equity investments in greater detail in the principal investment strategies.

Response: Equity Risk is a principal risk of the Portfolio due to the Portfolio’s investments in preferred stocks, which is discussed in the Principal Investment Strategies. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

PIMCO All Asset All Authority Portfolio – Institutional Class shares prospectus

Comment 7: Footnote 3 to the fee table relates to the Portfolio’s “estimated organizational expenses.” This footnote is neither permitted nor required by Form N-1A since only a footnote noting that Other Expenses are estimated is permitted. Please revise.

Response: Form N-1A specifically permits or requires a New Fund (as defined by Instruction 6 to Item 3), such as the Portfolio, to include a footnote to its Fee Table indicating that “Other Expenses” are estimated for the current fiscal year. Therefore, the Registrant understands the Staff’s comment as a request to delete the word “organizational” from the current footnote so that the footnote only indicates “Other Expenses” are estimated without providing further detail

Mark Cowan March 28, 2014 Page 7

regarding the nature of the “Other Expenses” (i.e., without including the word “organizational”) and/or by combining footnotes 2 and 3 (relating to the components of “Other Expenses”) with footnote 1 (describing “Other Expenses” generally).

As discussed in response to comment 2, unlike many other fund complexes, the Portfolio has a “unified fee” structure wherein the Portfolio pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Portfolio. This unified management fee structure is described in the Portfolio’s statutory prospectus and disclosed in the Management Fee line item of the Fee Table. Under the unified fees, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Portfolio, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under two fixed fees. Accordingly, the Registrant believes that investors in other series of the Registrant have come to expect a total expense ratio from year to year that is typically fixed.

There are, however, certain expenses the Portfolio does bear that are not covered under the unified fee structure which may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the Fee Table, is organizational expense.7 As organizational expense by its nature is temporary and is only incurred in connection with the organization of the Portfolio, the Registrant believes that failure to include a brief explanation that “Other Expenses” relate to organizational expense, and is therefore temporary, may create investor confusion. The Registrant believes a brief footnote appropriately placed where it is most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) is helpful and informative for the average investor, not confusing or burdensome.

Comment 8: Footnote 6 to the fee table is assigned to the Total Annual Portfolio Operating Expenses line item of the fee table, but should be assigned to the next line item, Fee Waiver and/or Expense Reimbursement. Please revise.

Response: Comment accepted.

[7]

Any organizational expense exceeding 0.49 basis points (measured as a percentage of the Portfolio’s assets attributable to the applicable class of shares) is waived or reimbursed consistent with the terms of the Expense Limitation Agreement between the Portfolio and PIMCO.

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Comment 9: With respect to the Expense Example, confirm that the contractual fee waivers are reflected in Year 1 only, not Year 3 of the example.

Response: Registrant confirms that contractual fee waivers are only reflected in Year 1 of the Expense Example.

PIMCO Unconstrained Bond Portfolio – Class M shares prospectus

Comment 10: Explain how the 3-month USD LIBOR Index qualifies as a broad-based securities market index.

Response: The Registrant respectfully submits that 3-Month USD LIBOR is an appropriate measure against which to compare the Portfolio’s performance given the Portfolio’s investment objective to seek maximum long-term return, consistent with preservation of capital and prudent investment management through a broad investment mandate that, as described in the Portfolio’s Principal Investment Strategies, is not constrained by management against an index. LIBOR is a benchmark interest rate index, which represents the average rate a leading bank can obtain unsecured funding for a given currency, and is representative of short-term interest rates. Item 27(b)(7), Instruction 5 of Form N-1A defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the [Portfolio], its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant believes that 3-Month USD LIBOR appropriately meets this definition and notes that several other funds use this benchmark as the broad-based index against which they measure their performance, particularly funds with investment objectives and strategies similar to the Portfolio.

SAI

Comment 11: The SAI includes various references to Mohamed El-Erian in his capacity as an officer of the trust and portfolio manager. Confirm this information will be updated in the 485(b) filing in light of his resignation from PIMCO.

Response: The Registrant confirms that the referenced information will be updated in the 485(b) filing. The Registrant also notes that this information was updated in the Registrant’s currently effective SAI via a filing on March 5, 2014.

*                    *                     *

Mark Cowan March 28, 2014 Page 9

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 68 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC
Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Variable Insurance Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

March 28, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”) (File Nos. 333-37115, 811-08399)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 70 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on January 27, 2014 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Senior Vice President

cc:	Brendan C. Fox
Adam T. Teufel
Joshua D. Ratner
Ryan Leshaw